                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         -----------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   Under the Securities Exchange Act of 1934

                             Doubletree Corporation
                             ----------------------
                                (Name of issuer)


                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of class of securities)

                                  258624 10 5
                                 (CUSIP number)

                         Red Lion, a California Limited
                         Partnership, and RLA-GP, Inc.
                            c/o Michael W. Michelson
                         Kohlberg Kravis Roberts & Co.
                         2800 Sand Hill Road, Suite 200
                          Menlo Park, California 94025
                                 (415) 233-6560
               ------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Tracy Edmonson
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                        San Francisco, California 94111
                                 (415) 391-0600

                                February 6, 1997
            -------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with the statement:  [ ]

                              Page 1 of 9 Pages

                          Exhibit Index is on Page 9




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                                  SCHEDULE 13D

CUSIP No. 258624 10 5                                         Page 2 of 9 Pages


  1.   Name of Reporting Person

                RED LION, A CALIFORNIA LIMITED PARTNERSHIP

  2.   Check the Appropriate Box if a Member of a Group                (a) [  ]
                                                                       (b) [  ]

  3.   SEC Use Only


  4.   Source of Funds

                OO (SEE ITEM 3)

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)       [  ]

  6.   Citizenship or Place of Organization

                CALIFORNIA


                      7.      Sole Voting Power

                                       3,882,283
  Number of
  Shares              8.      Shared Voting Power
  Beneficially
  Owned By                             -0-
  Each
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       3,882,283

                     10.      Shared Dispositive Power

                                       -0-
 11.    Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,882,283


  12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [  ]


  13.    Percent of Class Represented by Amount in Row (11)

                 9.8%


  14.    Type of Reporting Person

                 PN





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                                  SCHEDULE 13D

CUSIP No. 258624 10 5                                         Page 3 of 9 Pages

  1.   Name of Reporting Person

                RLA-GP, INC.
  2.   Check the Appropriate Box if a Member of a Group                (a) [  ]
                                                                       (b) [  ]

  3.   SEC Use Only


  4.   Source of Funds

                OO (SEE ITEM 3)

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)       [  ]

  6.   Citizenship or Place of Organization

                DELAWARE
                      7.      Sole Voting Power

  Number of                            -0-
  Shares
  Beneficially        8.      Shared Voting Power
  Owned By
  Each                                 3,882,283
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       -0-

                     10.      Shared Dispositive Power

                                       3,882,283

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

               3,882,283


12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
               [  ]

13.    Percent of Class Represented by Amount in Row (11)

               9.8%


14.    Type of Reporting Person

               CO

                 This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D dated November 18, 1996 (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Doubletree Common Stock"), of Doubletree Corporation, a Delaware corporation ("Doubletree"). The principal executive offices of Doubletree are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. This Amendment No. 1 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the Schedule 13D.

Item 2.  Identity and Background.

                 Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

                 (a)-(c), (f).    This statement is being filed jointly by (i)
Red Lion, a California Limited Partnership ("Red Lion"), and (ii) RLA-GP, Inc., a Delaware corporation and the sole general partner of Red Lion ("RLA-GP").
Red Lion and RLA-GP are sometimes collectively referred to herein as the "Reporting Persons." The agreement between the Reporting Persons relating to joint filing of this statement is attached hereto as Exhibit 1.

                 The principal office of each of Red Lion and RLA-GP is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The principal business of Red Lion is owning and holding the shares of Doubletree Common Stock. The principal business of RLA-GP is acting as the general partner of Red Lion.

                 The following sets forth as to each executive officer and director of RLA-GP and each person who may be deemed to control RLA- GP, (a) name; (b) citizenship; (c) business address;
and (d) principal occupation and address where such employment is conducted.

                 1.    (a)     George R. Roberts
                       (b)     United States of America
                       (c)     2800 Sand Hill Road, Suite 200, Menlo Park,
                               California 94025
                       (d)     The principal occupation of Mr. Roberts is as a
                               member of KKR & Co. L.L.C. ("KKR & Co."), a
                               Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co.
                               L.P., a private investment firm, the addresses of which are 9 West 57th Street, New York, New York
                               10019. Mr. Roberts is a stockholder, director and President of RLA-GP, and his principal business address is at the address in (c) above.

                 2.    (a)     Michael W. Michelson
                       (b)     United States of America
                       (c)     2800 Sand Hill Road, Suite 200, Menlo Park,
                               California 94025



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                       (d)     The principal occupation of Mr. Michelson is as
                               a member of KKR & Co. Mr. Michelson is a stockholder, director and Executive Vice President of RLA-GP as well as a director of Doubletree, and his principal business address is at the address in (c) above.

                 3.    (a)     Edward A. Gilhuly
                       (b)     United States of America
                       (c)     2800 Sand Hill Road, Suite 200, Menlo Park,
                               California 94025
                       (d)     The principal occupation of Mr. Gilhuly is as a
                               member of KKR & Co. Mr. Gilhuly is a director and Executive Vice President of RLA-GP as well as a director of Doubletree, and his principal business address is at the address in (c) above.

                 4.    (a)     Henry R. Kravis
                       (b)     United States of America
                       (c)     9 West 57th Street, New York, New York 10019
                       (d)     The principal occupation of Mr. Kravis is as a
                               member of KKR & Co. Mr. Kravis is a stockholder and director of RLA-GP, and his principal business address is at the address in (c) above.

                 5.    (a)     Peter F. Bechen
                       (b)     United States of America
                       (c)     15350 S.W. Sequoia Parkway, Suite 300,
                               Portland, Oregon 97224
                       (d)     The principal occupation of Mr. Bechen is Chief
                               Executive Officer and President of Pacific Realty
                               Associates, L.P., a Delaware limited partnership and a real estate development and investment firm
                               ("PacTrust"), the address of which is set forth in (c) above. Mr. Bechen is an Executive Vice
                               President of RLA-GP, and his principal business address is at the address in (c) above.

                 6.    (a)     David W. Ramus
                       (b)     United States of America
                       (c)     15350 S.W. Sequoia Parkway, Suite 300,
                               Portland, Oregon 97224
                       (d)     The principal occupation of Mr. Ramus is Chief
                               Financial Officer and Vice President of PacTrust.
                               Mr. Ramus is the Vice President and Assistant
                               Secretary of RLA-GP, and his principal business address is at the address in (c) above.

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                 7.    (a)     Terry L. O'Toole
                       (b)     United States of America
                       (c)     15350 S.W. Sequoia Parkway, Suite 300,
                               Portland, Oregon 97224
                       (d) The principal occupation of Ms. O'Toole is the Secretary of PacTrust. Ms. O'Toole is the Secretary of RLA- GP, and her principal business address is at the address in (c) above.


                 During the last five years, none of Red Lion, RLA-GP or any of the persons enumerated above has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.          Purpose of Transaction.

                 Item 4 to Schedule 13D is hereby amended, in pertinent part, as follows:

                 On February 6, 1997, Red Lion distributed to David J. Johnson, formerly the Chairman of the Board, Chief Executive Officer and President of Red Lion Hotels prior to the Merger, 131,813 shares of Doubletree Common Stock in complete satisfaction of a prior compensation arrangement between Red Lion and Mr. Johnson.

Item 5.          Interest in Securities of the Issuer.

                 Item 5 to Schedule 13D is hereby amended and restated in its entirety as follows:

                 (a)-(b) As of February 11, 1997, Red Lion directly owned in the aggregate 3,882,283 shares of Doubletree Common Stock, which represent approximately 9.8% of the outstanding shares of Doubletree Common Stock (based on an aggregate of 39,558,293 shares of Doubletree Common Stock outstanding as of February 11, 1997, which was provided to the Reporting Persons by Doubletree). Red Lion, acting through its sole general partner, has the sole power to vote or



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direct the vote, and to dispose or to direct the disposition of, the shares of
Doubletree Common Stock which it owns directly.   RLA-GP, as the general
partner of Red Lion, may be deemed to be the beneficial owner of the shares of Doubletree Common Stock directly owned by Red Lion. George R. Roberts is a stockholder, director and president of RLA-GP. Michael W. Michelson is a stockholder, director and an executive vice president of RLA-GP and a director of Doubletree. Messrs. Roberts and Michelson are also general partners of KKR Associates (Delaware), a Delaware limited partnership, which is a limited partner of Red Lion. KKR Associates (Delaware) does not have the power to vote or dispose of shares of Doubletree Common Stock owned by Red Lion. Messrs. Roberts, Michelson, Gilhuly, Kravis, Bechen and Ramus and Ms. O'Toole each expressly disclaim beneficial ownership of any shares of Doubletree Common Stock owned by Red Lion.

                 Upon his election to the Board of Directors of Doubletree, each of Messrs. Michelson and Gilhuly was granted an option to purchase 10,000 shares of Doubletree Common Stock at $40.375 per share pursuant to the 1994 Equity Participation Plan of Doubletree. Such options vest in four equal annual installments commencing November 8, 1997 and expire on November 8, 2006.

                 Other than the foregoing, no Reporting Person or any executive officer, director or controlling person of such Reporting Person beneficially owns any shares of Doubletree Common Stock. Except as otherwise set forth in this Item 5(a)-(b), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Doubletree Common Stock referred to in this Item 5(a)-(b) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and each of the persons named in this Item 5(a)-(b) expressly disclaims beneficial ownership of any shares of Doubletree Common Stock which are or may be deemed to be owned beneficially or of record by any other person named in this Item 5(a)-(b).

                 (c) Except as set forth in Items 4 and 5, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons or any executive officer, director or controlling person of the respective Reporting Person has engaged in any transaction in any shares of the Doubletree Common Stock.

                 (d)      Not applicable.

                 (e)      Not applicable.

Item 7.          Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited Partnership, and RLA-GP, Inc., a Delaware corporation, which was filed as
                 Exhibit 1 to Schedule 13D filed on November 18, 1996 and is incorporated herein by reference.


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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 1997


                                      Red Lion, a California Limited Partnership

                                      By:  RLA-GP, Inc., its General Partner

                                      By:  /s/  MICHAEL W. MICHELSON
                                          -------------------------------------
                                      Name:  Michael W. Michelson
                                      Title: Executive Vice President


                                      RLA-GP Inc., a Delaware corporation

                                      By:  /s/  MICHAEL W. MICHELSON
                                          -------------------------------------
                                      Name:  Michael W. Michelson
                                      Title: Executive Vice President





                                      S-1
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                                 EXHIBIT INDEX
                                                                    Page Number
                                                                    -----------
Exhibit 1 Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited
            Partnership, and RLA-GP, Inc., a Delaware corporation, which was filed as Exhibit 1 to Schedule 13D filed on November 18, 1996 and is incorporated herein by reference.


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